August 10, 2010

Tonya Bryan

Amanda L. Ravitz

United States

Securities and Exchange Commission

Washington, D.C. 20549

Mail Stop 3561

RE:

Mirador, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed July 28, 2010

File No. 333-164392

Dear Ms. Ravitz:

The following are our responses to your comment letter of July 28, 2010.

General

1.

 We note your response to our prior comment 3; however, because Mr. Schramka cannot sell the shares prior to the expiration of the lock up agreement, please revise your disclosure by either correctly describing the benefits of registering the shares to the potential buyers and sellers of Mr. Schramka’s shares or deleting your statement on page 22 that “in light of the fact that future buyers and sellers of such shares may be aided in their establishment of tradability of the shares by the fact they were included in this registration statement.”

Deleted.

Prospectus

Outside Front Cover Page

2.

Please limit your prospectus cover page to one page.

So Limited.

Exhibit 5.1   Legal Opinion

3.

Please file a revised opinion of counsel referencing Form S-1 filed on January 19, 2010.

Revised Opinion Filed.

Very truly yours,

/s/ Stephen A. Schramka

Stephen A. Schramka, President

Mirador, Inc.